Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On May 13, 2026, an interview of Ryan Cohen, Chairman and CEO of GameStop Corp., by Anthony Pompliano was published. An unofficial transcript of the interview is below.

“Anthony Pompliano

All right, Ryan, I thought a great place to start the conversation. Can you explain to me very simply what is GameStop’s business today? Everyone saw the meme stock craze, but you’ve actually turned this thing around financially. So what exactly is the business today?

Ryan Cohen

The business is sixteen hundred US stores. We’ve divested a lot of parts of the international money-losing businesses. It’s a business that’s a lot less reliant on hardware and software, and we’ve leaned very heavily into collectibles, trading cards, and refurbished tech.

Anthony Pompliano

And then what is the latest financial metrics compared to when you first got involved? Because my understanding is the business was losing tons of money, now not so much.

Ryan Cohen

Yeah, when I joined the board, the company was losing hundreds of millions of dollars every single quarter. And the business today is profitable and is making a lot of money and is gonna make a lot of money this year and we’ve cut SG&A by eight hundred million. We made close to four hundred million dollars last year and this year we’ll do better than that.

Anthony Pompliano

Okay, so what people thought I think when you first stepped in was like you’re going to be the meme stock king, but really it seems like you’re now the turnaround king. You basically turned the business around.

Ryan Cohen

Yes.

Anthony Pompliano

Okay what’s the balance sheet look like? ‘Cause you got a lot of assets. How the heck did you get billions of dollars on your balance sheet?

Ryan Cohen

We have approximately around nine billion dollars of cash. We did some convertible debt at a zero percent coupon, and the company has a strong balance sheet today.

Anthony Pompliano

Okay, of that nine billion, you’ve got cash and then you’ve got Bitcoin still?

Ryan Cohen

Yes.

Anthony Pompliano

Alright. When you bought the Bitcoin, I think everyone was all excited because you were going to go and like put all the money in Bitcoin, but it seems like you bought a little bit and you’re just kind of hanging there. You recently announced, okay, now you want to go buy eBay. And I gotta admit, when I first saw the very first Wall Street Journal article that said that you were looking for a big target, usually a big target is like peer-sized, you know, if you’re a ten billion dollar company, you’re looking for a ten billion, maybe a twenty billion. eBay’s a fifty plus billion dollar company. So this is like the ultimate elephant hunting.

Why eBay? Like why is that so interesting to you?

Ryan Cohen

It’s within my circle of competence. It’s a business that I understand. It’s the second largest e-commerce asset in the United States, and it’s a business that is under earning and it’s a business frankly where I can go in and I can make a really big impact in terms of the profitability in the short term, but more important in the long term, it’s something where I want to run eBay. I want to own eBay.

I want eBay to me to be a much much larger business, and it’s a business I understand well based on my Chewy experience. Like physical retail is not within my circle of competence. E-commerce is my wheelhouse. And there’s no asset in my view that has as much potential as eBay.

Anthony Pompliano

So, there’s a woman that I know who is a very well-known business journalist and she texted me when all this went on. And she basically was like, “What are your thoughts?” So I got on the phone with her and one of my points to her, which I am shocked people do not quite understand, is like, you’ve done this before. You built a Chewy’s a 10 billion dollar company today, give or take. Can you just give us like the two minutes on like what was Chewy, how you built it?

Like you’re not somebody who’s just, you know, came out of nowhere, somehow became a CEO of GameStop and are like trying to like throw spaghetti at the wall. Like you came from the e-commerce business and built a very, very successful e-commerce business.

Ryan Cohen

Yeah, Chewy, I started in 2011. I had a lot of trouble raising capital for a lot of different reasons. There was a lot of competitors in the space. There was the comparison to Pets.com. Everyone said it was impossible to have positive unit economics selling 30-pound bags of dog food or pet food and cat litter.

But we scaled very quickly. It was all about scale and and market leadership and focusing on the basic stuff. The fast shipping, having amazing customer service, having the right products, having a UI and UX that was very simple to go onto the website, check out very quickly. So, in hindsight, it wasn’t the best idea.

It’s a low margin business, but it’s consumables and customers. It’s a subscription business. Over 90% of the company’s revenues come from auto ship. But we had really good execution. So we focused on doing the the simple things really well and building a household name.

Anthony Pompliano

Now, when I look at you taking that experience and going to eBay, I think there’s two things that stand out to me. One, people are positioning this as GameStop buying eBay, but really it’s merging of them, creating one single business made up of eBay and GameStop and putting you in as the CEO. So to some degree, this deal is people betting on you leading the business going forward versus the existing management team. And then the second thing is that everyone looks at GameStop and immediately it is the retail investor participation that everyone focuses on. eBay, from my understanding, is almost all institutional investors, very large portion is institutional investors.

So really the pitch here is like you are pitching Ryan as CEO of the combined company to institutional investors, not to retail investors. Is that a fair way to think about this?

Ryan Cohen

Yeah, exactly.

Anthony Pompliano

All right, what’s your pitch to the institutions? Like why should they support this?

Ryan Cohen

If I was the institutions, I would roll over 100% of my equity and I’m not saying that I don’t say that as, we’re offering to buy eBay at $125 a share. You can look at it as basically we’re giving them a special dividend for half. Depending on when they bought, there’s taxes with that and then the other half they’re rolling into equity of the combined business that is going to be a lot more profitable. Because we’re going to focus on efficiency in the short term and in the long term and we’re going to focus on on revenue growth and I don’t get paid unless I build a much larger business and I want to turn eBay into something much larger. So, it’s the difference between a professional management team and board of directors versus an owner / operator leading it that doesn’t believe at all in work-life balance.

Anthony Pompliano

Now, you mentioned, uh, you wanted to rival Amazon. You think you can do that?

Ryan Cohen

I say that in terms of not turning eBay into Amazon, not going head-to-head in fast-moving consumables or selling new electronics or phone chargers or anything like that. I say that in terms of eBay’s a fifty billion dollar business and it’s under earning and I think that us leaning into live commerce, with category expansion. eBay is a household name, it is a very, very strong asset and it can be a much more valuable business. So, I say that in terms of just the sheer scale of the business, it can be something much larger than what it is today.

Anthony Pompliano

So if I look, the share price is up 13% in the last month, which given about 50 billion or so you’ve created, you know, six seven billion dollars of value for eBay shareholders by simply just making this announcement. Is that the way you look at it?

Ryan Cohen

Yeah, I mean, part of it, I think that’s fair, yeah, that makes sense.

Anthony Pompliano

Okay. Now, you’ve been tweeting a lot. How much time have you spent on Twitter?

Ryan Cohen

How much time do I spend on Twitter?

Anthony Pompliano

Like an hour a day?

Ryan Cohen

On a daily basis, yeah, I would say probably somewhere between 30 to 60 minutes daily.

Anthony Pompliano

Okay. Some of these tweets…

Ryan Cohen

It’s very entertaining. So, I like the fact that anyone can say anything, good or bad, and nothing gets taken down anymore. So, it’s good.

Anthony Pompliano

Listen, you’re talking to somebody who spends a lot more than 60 minutes on Twitter every day, so I agree with you. Some of the things that you’ve been tweeting are directly calling out both the management team and the board. And I think a lot of your commentary has basically been like, these people are just nurturing the business. They’re not really growing it. They’re not kind of leaning into innovation and and driving what you think should be happening at the company. But then also you’ve been hammering them on board compensation, CEO compensation, management compensation. Just talk through like what are some of the absurd stories or or insights and anecdotes that you’ve come across so far?

Ryan Cohen

Well, I mean if you look at, they rejected our proposal this morning and I mean the general spirit was actually correct. They said that it wasn’t attractive. And they’re right, it’s not attractive to the board and the management team because we would be getting rid of the board and the management team. The board collected four million in board fees last year. The CEO is making close to thirty million annually.

The CEO, by the way, has bought zero dollars of stock in the open market since he’s been CEO for close to six years. So, it’s not attractive to them. It’s very attractive to shareholders but it’s not attractive to them. It’s anticipated their reaction in terms of, you know, they’re not owners, they’re employees collecting a paycheck.

Anthony Pompliano

So, their exact words, I think, were your offer was not credible or attractive. Is this it? Is it over, like do you just go home now or what do you do?

Ryan Cohen

No, we’ll see what happens in terms of next steps, but …

Anthony Pompliano

What does that mean?

Ryan Cohen

I want the business. I want the business. And you know, we own indirectly through our position since it’s a derivative position.

We own over five percent, and I want to own the business. I want to run the business.

Anthony Pompliano

So, how do you get around them denying it? Cause it’s very weird, right?

For those that don’t understand how this works, it’s like, you’re basically bidding for a company and the people who are the first line of defense of making the yes decision, you’re basically saying, “if I get this business, you will not have a job here.” So, of course, they’re not very interested. Yeah, they’re not very interested in saying yes. There are other avenues you could pursue. For example, you could proxy shareholders and you can kind of go around, you could go to institutional investors. Like what is the Ryan Master plan as to how you end up getting eBay?

Ryan Cohen

At a high level, it is the owners of the business understanding that there’s a lot more shareholder value to be created by me running the business, and the existing board and management team is an impediment, because I mean they want to keep their jobs. It’s that simple. But it’s the real owners of the business understanding how much better run eBay can be.

Anthony Pompliano

Is it fair to say that they’re destroying value or they’re just not creating value?

Ryan Cohen

I mean if you look at the performance, let’s say like since Covid, active users is down 30 million, operating income is down, operating expenses is up. Every important metric is down considerably. So, the company’s bought back a lot of stock. There’s no question about that. It’s been a very significant buyback program, but spending $2.5 billion dollars a year on sales and marketing and basically not growing active users is lighting money on fire.

Anthony Pompliano

So, whatever the expenses are today, how much do you think you can bring it down percentage-wise? Like, can you cut 20% of expenses, 50%?

Ryan Cohen

I mean, it’s a business that’s spending over $5.5 billion on $11 billion in revenue to run a business that essentially has no inventory and is very asset light. So, two billion in cost cuts, I mean, if you look at GameStop as a good example, and I’ve committed to $2 billion in cost cuts at eBay, but if you look at GameStop as an example, we’ve cut out S&A has been reduced by 47%. And that was actually a business that it was very difficult to cut costs, like there wasn’t a lot of fat to cut at GameStop.

It was already for the most part efficiently run and not a high margin business. eBay is basically… I would say GameStop was in pretty good shape from an expense standpoint, it’s just that its overall business was cyclical and the world was betting against it for very good reasons, because of the move obviously to digital gaming from physical software.

eBay needs to be on like Ozempic. It’s literally obese and it needs to-- it is extremely, extremely overweight to an unhealthy degree. Like it’s about to have a heart attack. But luckily, the business has a very strong moat and it’s able to, to carry that kind of weight. But it doesn’t mean that it’s healthy.

Anthony Pompliano

When you look at the cost cutting you did at GameStop, how much of that is because of AI or other technologies versus just being a good operator?

Ryan Cohen

I mean, we’re actually only starting to really leverage AI like in the past quarter. So, you know, it was more just making the teams smaller. Like when I came in, basically every single major publicly traded SaaS company somehow GameStop had a long-term contract with and was spending millions of dollars. And so it’s consolidating the technology stack, it’s having smaller teams, it’s going deep into marketing spend looking at ROI. Basically, whatever everyone tells you internally is pretty much the opposite. Because I mean you can’t-- everyone is either reliant on the software or is worried about their jobs, is getting some kind of kickback. So you kind of have to take a grain of salt in terms of even the feedback you’re getting internally. I look at running GameStop as like what would I do if I had one GameStop store? And if you have thousands of stores, you run it with the same level of frugality as a family business with a handful of stores.

Anthony Pompliano

Now, do you use AI on like a day-to-day basis or do you use AI to pick eBay out of the thousands of businesses that you could have gone after?

Ryan Cohen

I have always long admired eBay’s business and I didn’t want to be the CEO of GameStop. Actually when I sold Chewy, I didn’t really want to do anything for the most part and then I lasted like a few months and retirement wasn’t for me. But I’m very— eBay’s business is, I mean…

Anthony Pompliano

That’s your white whale.

Ryan Cohen

It’s eBay, it’s the one.

Anthony Pompliano

Alright. What’s your relationship like with the Roaring Kitty? You think you could get him involved and that would help your case?

Ryan Cohen

I don’t really have a relationship with the Roaring Kitty. I know really as much about him as the general public does.

Anthony Pompliano

Another person who’s been in the GameStop maybe circle is Michael Burry. He seemed pretty supportive of you going elephant hunting, but then there’s rumors that he might have sold his position or something. What’s going on with Burry?

Ryan Cohen

I would say like if I look, what I like about both of them is they’re contrarian and we all basically went into GameStop at like the same time, and I think for a lot of the same reasons, I can speak for myself in terms of like what did I like about the GameStop investment is at the time everyone thought I was fucking nuts for investing in GameStop and like a good proxy was the high short interest, like it was over a hundred percent. But in general, there were a lot of reasons to hate GameStop from the real headwinds going against the business, and so I respect contrarians. Like sometimes I like that they’re willing to take the other side of a trade and they’re comfortable doing things that are unpopular.

Anthony Pompliano

Makes sense. All right, let’s get back to how you win this thing. Like how far are you willing to take this? Will you take it to a proxy vote? Will you go and actually get the shareholders to hold the management team accountable?

Ryan Cohen

We’re going to, I don’t want to call my shots because we’re dealing with people that are making a lot of money and they’re not owners in the business, but we’re going to do whatever we obviously need to do in order to bring this proposal in front of the true owners of the business.

Anthony Pompliano

Okay. Now, there’s an infamous question at this point of how you’re going to pay for it. You repeatedly have said half cash half stock, which you know is a great meme. But how you are you going to pay for the business?

Ryan Cohen

Everything now, by the way, everything is half cash, half stock. I saw these memes on like it was like a hooker and it was like how are you going to get paid? Half cash, half stock. It was like amazing. Incredible. But no, what’s funny is that the media did not understand the transaction and I don’t know, maybe they spent too much time in college or something like that. But basically, if you look at what we’re proposing, so we have $9 billion dollars of cash on our balance sheet. We have a commitment from our bankers for $20 billion of financing, and we offered the rest in stock.

And so if you look at, essentially they’re taking half off the table at a $125 a share, which is a 46[%] premium to when GameStop started buying and the other half they’re rolling into equity in a new business, or a combination between GameStop and eBay, that would be run by me. And so, if it was all stock, we would own – GameStop shareholders would own – 20% of the business. eBay would own 80% of the earnings of that business, but they’re cashing out essentially what we’re proposing is half, and the other half they’re rolling.

So they would be owning, roughly around 40%. And, you know, then obviously everyone’s saying, well, there’s going to be a lot of dilution. And yeah, there is dilution, but the dilution is accretive to both GameStop and eBay shareholders because we’re going to be doubling the earnings power of the business. eBay’s business and GameStop’s business is going to continue growing.

So, it’s EPS accretive to both GameStop and eBay shareholders, and eBay shareholders continue to own the majority of a business that their earnings are coming from eBay except it’s run by someone frankly that gives a shit. Like that’s the big difference is I give a shit and I’m going to do whatever it’s going to take. So, we’re proposing 50/50. Um, if I was an eBay shareholder, I would want to roll all of the equity over, but we’ll see what happens.

Anthony Pompliano

You started selling some stuff on eBay, almost like doing a little product investigation, and then I saw that they suspended you.

Ryan Cohen

Yes, they suspended me and then I got a permanent suspension. Then my account was still online, so and then now I have limits on my account, so I cannot sell anything. That was going towards financing the deal, so…

Anthony Pompliano

Why do you think they did that?

Ryan Cohen

I have no idea.

Ryan Cohen

There’s all kinds of… when you talk to sellers on the platform, they’ll tell you like there’s all kinds of arbitrary limits on the platform, things that are done to prevent fraud, even though I’ve personally experienced all kinds of fraud on the platform. So, in general, I just say at the top like they don’t, whether eBay ends up being a $50 billion or $200 billion dollar business, their compensation for the most part is risk-free and they’re not invested.

Anthony Pompliano

So you wrote back in February this now famous Twitter post. You said the “Hollow men, American capitalism’s is rotting from head down. We’ve replaced the owner-operator, the risk taker with a new parasitic class of corporate bureaucrat. You called them the risk-free insider. And then later in the piece you say these are the hollow men of the boardroom. They are masters of PowerPoint. They wear the right suits, they say the right buzzwords about governance and ESG, but they are mercenaries fighting a war with someone else’s ammunition.” I take it that you wrote that as you’re the exact opposite. And what you’re saying is eBay doesn’t need mercenaries, they need a missionary to lead the business.

Ryan Cohen

Yeah, it’s exactly that.

Anthony Pompliano

Alright. And so it’s going to come down to the institutional investors whether they believe that or not.

Ryan Cohen

Yeah. It’s going to come down to the owners of the business and who they believe are the best fiduciaries of their capital.

Anthony Pompliano

Are you going to take less compensation than $30 million dollars a year if you become the CEO?

Ryan Cohen

I have not taken a penny out of GameStop, and I didn’t take a penny out of Chewy, so I don’t, I don’t deserve anything if the business doesn’t perform. It’s that simple. Like I shouldn’t get paid if I don’t deliver results.

Anthony Pompliano

Taking it a step further, I believe that you have an assistant and maybe some other folks who work with you, but you’re paying them personally rather than the company?

Ryan Cohen

Yeah, exactly.

Anthony Pompliano

I mean, could you imagine somebody at eBay doing that?

Ryan Cohen

I mean, they’re-- and it’s funny they basically tried to put something out saying that, I guess maybe they didn’t have all of the facts, but I mean— within corporate America, the executives have assistants handle their personal lives and it’s considered a benefit. And yeah, it’s just not something that, I just don’t cross that line. And whatever my personal expenses are, they’re my personal expenses. So, I schedule my own meetings and I pay for all my personal expenses myself.

Anthony Pompliano

Makes sense. I also schedule all my own meetings. I think we coordinated this by just texting each other like normal human beings rather than…

Ryan Cohen

Exactly.

Anthony Pompliano

All right, what else do you want people to know? Anything else that you think is important here as you go on your crusade? By the way, I’ve been very clear. I think you’re going to win this. I think that this is a fairly lopsided battle. I think that they’re in a very precarious situation where the management team cannot engage you in a way that they need to fight off any sort of adversarial bid because that will bring them down a couple notches and one that they think that’s beneath them most likely. But two, on a level playing field you run circles around them. Two, I think it’s very compelling to institutional investors to say, hey, I’m not going to pay myself unless I perform. I’m a missionary, they’re mercenaries.

They’re you know basically siphoning capital out of the business. And then the third thing is the market’s pretty smart man. And you announce this and eBay share price is up. Obviously someone somewhere thinks that this is a good idea. And I think that you probably have used eBay as a seller more in the last 30 days than the entire management team in the last couple of years I would assume.

Ryan Cohen

Yeah, totally. And I mean, it would be great. I asked Jamie for a one-on-one meeting and I basically said I’ll be in San Jose at any point or meet at anywhere they’re interested in. So, if you can get him on the show, maybe that would be the best way for us to all meet together.

Anthony Pompliano

I mean, listen, I think they’re…

Ryan Cohen

And just hammer this out… and figure out who should be running this business long term.

Anthony Pompliano

Well, you guys could come on, you could debate strategy. I actually what I really think you should do is I think you should go set up a table outside of their office and just wait and just live stream it. Just wait for them. Okay. And he won’t come.

Ryan Cohen

That’s actually a good idea. Yeah, I like that.

Anthony Pompliano

And they’ll probably ask you to leave, but it’ll become pretty obvious who’s focused on doing this or not.

Anthony Pompliano

Like the other thing too, the other thing is I would love, I mean maybe somebody at eBay has like what are these people doing all day? What’s on their calendar?

Ryan Cohen

They’re on sabbaticals, they go on long vacations, they check their email once a day, they don’t, I don’t know, I think they believe in that whole work-life balance thing.

Anthony Pompliano

I think there’s probably people inside of eBay who are sympathetic to your cause. It’d be a shame if all of a sudden they started helping by telling you. I saw somebody was tweeting at you saying that in the San Jose campus from 3:00 to 6:00 PM every weekday, there’s free beer and wine.

Ryan Cohen

Yeah, that’s healthy. That’s good for a company to be supporting that kind of behavior.

Anthony Pompliano

3:00 PM

Ryan Cohen

Yeah. Why not?

Anthony Pompliano

Yeah if you start at 3:00, why not start at 10:00 AM?

Ryan Cohen

Exactly. Exactly.

Anthony Pompliano

Do you want to send anybody anywhere to get more information? You kept mentioning half stock, half cash. Check the website. What’s the website you want people to go to?

Ryan Cohen

I mean, they should go to gamestop.com and they should buy some stuff. They should buy some trading cards from us.

Anthony Pompliano

Alright. Bill Pulte by the way, he says hello. He says that he’s cheering for you.

Ryan Cohen

Bill is a good man.

Anthony Pompliano

Yeah.

Ryan Cohen

He’s a good guy.

Anthony Pompliano

Alright. Alright, Ryan, I appreciate it. We’ll do it again. We’re going to just do a little check-in every couple of days ‘cause you know, it seems like they’re going to keep tripping over their own feet. So we could do like the best of the week highlights or something here as you continue this.

Ryan Cohen

Let’s do it. You know where to find me.

Anthony Pompliano

All right, talk soon.”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in GameStop’s preliminary proxy statement for the 2026 Annual Meeting of Stockholders, which was filed with the SEC on May 11, 2026 (the “2026 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “Director Nomination Process”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider

Participation”, “Proposal No. 2: Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Offer Letters and Severance/Change in Control Benefits”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Equity Grant Practices”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Audit Committee Matters”, “Certain Relationships and Related Transactions”, “Proposal 4: Approval of CEO Performance Award”, “Summary of the Proposed CEO Performance Award”, “Reasons for Approval of the CEO Performance Award”, “Market Capitalization Hurdles with Cumulative Performance EBITDA Hurdles Create Real Value for Stockholders”, “Background of the CEO Performance Award”, “Key Terms of the Proposed CEO Performance Award”, “Other Details Regarding the Proposed CEO Performance Award”, “The Compensation Committee’s Assessment of the CEO Performance Award”, “Practical Implications of the CEO Performance Award” and “Appendix A: CEO Performance Award Agreement”. To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2026 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 25,000 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with a financial institution counterparty that provide economic exposure to a further 23,176,000 shares of Common Stock. The Put/Call Pairs are only settleable in cash until such time as GameStop has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). Following the satisfaction of the HSR Act Condition, the Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a definitive proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.

Item 2 Explanatory Note: On May 13, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., made the following post on X under the X handle @ryancohen (https://x.com/ryancohen), referencing a post from Paul Branham, an X user under the X handle @BoilerPaulie (https://x.com/boilerpaulie), which referenced eBay’s letter to GameStop:

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IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in GameStop’s preliminary proxy statement for the 2026 Annual Meeting of Stockholders, which was filed with the SEC on May 11, 2026 (the “2026 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “Director Nomination Process”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2: Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Offer Letters and Severance/Change in Control Benefits”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Equity Grant Practices”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Audit Committee Matters”, “Certain Relationships and Related Transactions”, “Proposal 4: Approval of CEO Performance Award”, “Summary of the Proposed CEO Performance Award”, “Reasons for Approval of the CEO Performance Award”, “Market Capitalization Hurdles with Cumulative Performance EBITDA Hurdles Create Real Value for Stockholders”, “Background of the CEO Performance Award”, “Key Terms of the Proposed CEO Performance Award”, “Other Details Regarding the Proposed CEO Performance Award”, “The Compensation Committee’s Assessment of the CEO Performance Award”, “Practical Implications of the CEO Performance

Award” and “Appendix A: CEO Performance Award Agreement”. To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2026 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 25,000 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with a financial institution counterparty that provide economic exposure to a further 23,176,000 shares of Common Stock. The Put/Call Pairs are only settleable in cash until such time as GameStop has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). Following the satisfaction of the HSR Act Condition, the Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a definitive proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.